UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Sphere 3D Corp.
(Name of Issuer)

Common shares, no par value
(Title of Class of Securities)

84841L209
(CUSIP Number)

Katharine Ryan-Weiss MF Ventures, LLC 201 Spear Street, 14th Floor San Francisco, CA 94105 415-356-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to: Amanda Galton, Esq. Orrick, Herrington & Sutcliffe LLP 405 Howard Street San Francisco, CA 94105 415-773-5700 July 11, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8481L209	Page 1 of 8

1	NAMES OF REPORTING PERSONS

MF Ventures, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,576,388

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,576,388

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,576,388

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

______________________________
*  See Item 5 for more information on calculating this percentage.

CUSIP No. 8481L209	Page 2 of 8

1	NAMES OF REPORTING PERSONS

Victor B. MacFarlane

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,576,388

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,576,388

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,576,388

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

______________________________
*  See Item 5 for more information on calculating this percentage.

CUSIP No. 8481L209	Page 3 of 8

1	NAMES OF REPORTING PERSONS

Thaderine D. MacFarlane

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,576,388

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,576,388

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,576,388

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

______________________________
*  See Item 5 for more information on calculating this percentage.

CUSIP No. 8481L209	Page 4 of 8

Explanatory Note

This Amendment No. 6 ("Amendment No. 6") amends and supplements the statement on Schedule 13D initially filed with the SEC on February 1, 2017, as amended by:

●	Amendment No. 1 filed on March 7, 2017,
●	Amendment No. 2 filed on March 21, 2017,
●	Amendment No. 3 filed on March 31, 2017,
●	Amendment No. 4 filed on May 19, 2017, and
●	Amendment No. 5 filed on July 7, 2017 (the initial filing and the first five amendments, collectively, are the "Statement").

    Amendment No. 6 is filed by the Reporting Persons with respect to the common shares, no par value (the "Common Shares"), of Sphere 3D Corp., an Ontario corporation (the "Issuer").  Capitalized terms used, but not otherwise defined, herein have the meanings ascribed to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

    The disclosure under the heading "July 2017 Amended Warrants" under Item 4 of this Amendment No. 6 is incorporated herein by reference.

Item 4.	Purpose of Transaction.

    Amendment No. 6 amends and supplements Item 4 of the Statement by deleting the disclosure under "Further Matters" and adding the following in its place:

"On March 7, 2017, MF Ventures filed a Form 144 with the SEC disclosing its intent to sell up to 1,567,086 Common Shares (on a pre-consolidation basis) and, from March 7, 2017 to March 20, 2017 (inclusive of both dates), MF Ventures sold 890,240 Common Shares (on a pre-consolidation basis).

On May 11, 2017, MF Ventures filed a Form 144 with the SEC disclosing its intent to sell up to 2,854,621 Common Shares (on a pre-consolidation basis) and, from March 21, 2017 to May 18, 2017 (inclusive of both dates), MF Ventures sold 1,393,269 Common Shares (on a pre-consolidation basis).

Further, from May 19, 2017 to July 25, 2017 (inclusive of both dates), MF Ventures sold 1,163,959 Common Shares (on a pre-consolidation basis).  Subject to applicable securities laws and regulations, market conditions, and other factors, the Reporting Persons plan to sell Common Shares opportunistically, but reserve the right to acquire securities of the Issuer, including Common Shares.  There can be no assurance, however, that any Reporting Person will take any such actions.

Notwithstanding anything in this Statement to the contrary, each Reporting Person specifically reserves the right to change its intention with respect to any and all matters disclosed or referenced herein.  In reaching any decision with respect to any course of action, each Reporting Person expects it would take into consideration a variety of factors including, but not limited to, the Issuer's business and prospects, other business opportunities available to the Reporting Person, changes in applicable laws and regulations, general economic conditions, worldwide money and equity market conditions (including the market price of the securities of the Issuer), tax considerations, and any other factors deemed relevant.  Further, the Reporting Persons intend to review their investment on a regular basis and, as a result of such review, may determine at any time or from time to time, either alone or as part of a group:

●	to acquire additional securities of the Issuer through open market purchases, privately negotiated transactions, or otherwise;

●	to dispose of all or a portion of the securities of the Issuer beneficially owned in the open market, privately negotiated transactions, or otherwise; or

●
to take any other available course of action which may involve one or more of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D or have the results described in those subparagraphs."

CUSIP No. 8481L209	Page 5 of 8

Amendment No. 6 amends and supplements Item 4 of the Statement by adding the following after "Further Matters":

"July 2017 Amended Warrants

Pursuant to a Purchase Agreement between MF Ventures and the Issuer dated December 30, 2016, the Issuer issued to MF Ventures:

●	The One-Year Warrants, which are warrants exercisable for 8,333,333 Common Shares at an exercise price of $0.40 per share (on a pre-consolidation basis), and
●	The Five-Year Warrants, which are warrants exercisable for 8,333,333 Common Shares at an exercise price of $0.55 per share (on a pre-consolidation basis).

Pursuant to a Warrant Exchange Agreement between MF Ventures and the Issuer dated March 25, 2016, the Issuer issued warrants to purchase up to 7,199,216 Common Shares at an exercise price of $1.22 per share (the "March 2016 Warrants") (on a pre-consolidation basis).  On March 25, 2016, MF Ventures exercised its right under the March 2016 Warrants to purchase 3,031,249 Common Shares for an approximate total purchase price of $3.7 million.  MF Ventures has a balance of 4,167,967 Common Shares, at an exercise price of $1.22 per share (on a pre-consolidation basis), that may be purchased under the March 2016 Warrants.

On July 11, 2017, MF Ventures and the Issuer amended the One-Year Warrants, the Five-Year Warrants, and the March 2016 Warrants so that the Issuer may elect, in its sole discretion, to acquire no fewer than all of the warrants represented by the One-Year Warrants, the Five-Year Warrants, and the March 2016 Warrants in exchange for the Common Shares represented by such warrants—i.e. the Issuer may elect to issue on a pre-consolidation basis 8,333,3333 Common Shares in exchange for the cancellation of the One-Year Warrants; 8,333,333 Common Shares in exchange for the cancellation of the Five-Year Warrants; and 4,167,967 Common Shares in exchange for the cancellation of the March 2016 Warrants.  The above description of the amended One-Year Warrants, the Five-Year Warrants, and the March 2016 Warrants is qualified in its entirety by reference to Exhibits 15 and 16 incorporated by reference into this Amendment No.6 under Item 7.

On July 20, 2017, the Issuer notified MF Ventures of its intent to exchange all of the warrants represented by the One-Year Warrants, the Five-Year Warrants, and the March 2016 Warrants in exchange for the issuance to MF Ventures of 20,834,633 Common Shares on a pre-consolidation basis or 833,385 Common Shares on a post-consolidation basis (the "Warrant Exchange")."

Item 5.	Interest in Securities of the Issuer.

Amendment No. 6 amends and restates Item 5 of the Statement as follows:

"(a) and (b)

On July 11, 2017, the Issuer affected a share consolidation, which is also known as a reverse stock split of the Issuer's issued and outstanding common stock.  Every issued and outstanding 25 Common Shares were combined and reclassified into one share of common stock.  If the share consolidation resulted in a fractional share, the number of new Common Shares issued were rounded to the nearest whole share, with one-half of a share being rounded upward.
Per the Issuer's Form F-3 (File No. 333-219383) filed on July 20, 2017, the Issuer has 4,372,462 Common Shares issued and outstanding as of July 12, 2017 and, after accounting for the exchange of  all of the warrants (including the One-Year Warrants, the Five-Year Warrants, the March 2016 Warrants, and any other warrants held by other shareholders) into Common Shares, the Issuer has 5,823,660 Common Shares issued and outstanding (the "Outstanding Shares").
As of July 25, 2017, on a post-consolidation basis, each Reporting Person may be deemed to beneficially own in the aggregate 1,576,388 Common Shares, which consists of: (i) 561,185 Common Shares issued and outstanding to MF Ventures (the "MF Shares"), (ii) 833,385 Common Shares issued under the Warrant Exchange (the "Exchanged Shares"), and (iii) 181,818 Common Shares issuable under the March 2017 Warrant—assuming no 4.99% Blocker.
As of July 25, 2017, on a post-consolidation basis and assuming the 4.99% Blocker is effective, each Reporting Person may be deemed to beneficially own in the aggregate 1,394,570 Common Shares, which consists of: (i) the MF Shares, and (ii) the Exchanged Shares.
Further, as of July 25, 2017 on a post-consolidation basis, each Reporting Person may be deemed to beneficially own 26.2% of the class of Common Shares, assuming 6,005,478 Common Shares outstanding, which consists of (i) the Outstanding Shares, and (ii) 181,818 Common Shares issuable under the March 2017 Warrant—assuming no 4.99% Blocker.
In addition, as of July 25, 2017 assuming the 4.99% Blocker is effective and on a post-consolidation basis, each Reporting Person may be deemed to beneficially own 24.0% of the class of Common Shares, assuming 5,823,660 Common Shares outstanding.

CUSIP No. 8481L209	Page 6 of 8

No Reporting Person has the sole power to vote or direct the vote or sole power to dispose or direct the disposition of the Common Shares.  Each Reporting Person has the shared power to vote or to direct the vote or shared power to dispose or direct the disposition of the Common Shares.

Other than for purposes of Rule 13d-3, the foregoing statements will not be deemed to constitute an admission by each Reporting Person that such Reporting Person is the beneficial owner of any Common Shares disclosed under this Statement, and such beneficial ownership is expressly disclaimed.

(c)

The disclosures under Item 5(c) of Amendment No. 5 and under the heading "July 2017 Amended Warrants" under Item 4 of this Amendment No. 6 are incorporated herein by reference.

(d)

None.

(e)

Not Applicable."

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Amendment No. 6 amends and supplements Item 6 of the Statement by adding the following:

"The information disclosed under Item 4 of this Amendment No. 6 is incorporated by reference into this Item 6.  Exhibits 15 and 16 to this Amendment No. 6 are incorporated herein by reference into this Item 6."

CUSIP No. 8481L209	Page 7 of 8

Item 7.	Material to be Filed as Exhibits.
Amendment No. 6 amends and supplements Item 7 of the Statement by adding the following:
"Exhibit Number	Description

14	Joint Filing Agreement to Amendment No. 6.
15	Form of Amended One-Year Warrants and Amended Five-Year Warrants incorporated herein by reference to exhibit 99.2 to the Issuer's Form 6-K deemed filed on July 20, 2017.
16	Amended March 2016 Warrants incorporated herein by reference to exhibit 99.1 to the Issuer's Form 6-K deemed filed on July 20, 2017."

CUSIP No. 8481L209	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 25, 2017

MF Ventures, LLC

By:	/s/ Victor B. MacFarlane
Name: Victor B. MacFarlane
Title: Manager

Victor B. MacFarlane

/s/ Victor B. MacFarlane

Thaderine D. MacFarlane

/s/ Thaderine D. MacFarlane